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                    Skadden, Arps, Slate, Meagher & Flom LLP
                             333 West Wacker Drive
                                   Suite 2100
                            Chicago, Illinois 60606

                                                               February 18, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

          Re:    Van Kampen Senior Income Trust
                 Withdrawal of Pre-Effective Amendment No. 2 to
                 Registration Statement on Form N-2 (File No. 333-111002) Filed on February 18, 2004

Ladies and Gentlemen:

         Van Kampen Senior Income Trust hereby seeks to withdraw Pre-Effective Amendment No. 2 to its Registration Statement on Form N-2 filed on February 18, 2004.

         We hereby request that Pre-Effective Amendment No. 2, filed on February 18, 2004, be withdrawn. We request that our acceleration request filed previously pertain to Pre-Effective Amendment No. 1.

         Should the staff have any questions regarding the foregoing, please do not hesitate to call the undersigned at (312) 407-0794.

                                  Very truly yours,

                                  /s/  David S. Royal